1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209 210-828-7689 www.pioneerdrlg.com
January 10, 2011
Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Pioneer Drilling Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 16, 2010 File No. 001-08182
Dear Mr. Delaney:
     On behalf of Pioneer Drilling Company (the “Company”), set forth below is the Company’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 29, 2010, regarding the above referenced filing. For your convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 51
1. We note you present an EBITDA measure and a corresponding reconciliation to net earnings (loss), along with other associated disclosures. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for impairment, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to reflect the proper measure for EBITDA or that you will revise your disclosures to more accurately depict the non-GAAP measure you are presenting.
Response. The Company acknowledges the Staff’s comment and confirms that it will revise its future public disclosures to present the non-GAAP measure “Adjusted EBITDA,” as opposed to EBITDA, as a result of the additional adjustment for impairment.

As requested by the Staff’s letter dated December 29, 2010, the Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to contact me at (210) 828-7689.

Sincerely,

/s/ Wm. Stacy Locke

Wm. Stacy Locke
President and Chief Executive Officer